Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD ENTERS INTO LETTER AGREEMENT FOR OPTION ON COMPANY’S
MEXICAN EXPLORATION ASSET PORTFOLIO

TORONTO, ONTARIO—(Marketwire — September 15, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company and Revolution Resources Corp. (TSX:RV) (“Revolution”) have entered into a letter agreement through which Revolution may acquire a 60% interest in the Company’s portfolio of Mexican exploration assets, including the Universo, Montaña de Oro, Lluvia de Oro and La Bufa land positions, in exchange for a 9.9% equity interest in Revolution, investment requirements related to the properties, and other consideration. In addition, by meeting other terms, Revolution may acquire a 100% interest in the properties. The letter agreement is expected to lead to the completion of a formal agreement between the Company and Revolution, targeted for completion on or before October 31, 2011.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We have some very attractive exploration assets in Mexico, and the transaction envisioned in the letter agreement will pave the way for the advancement of these properties in a manner that will allow Lake Shore Gold to benefit as their value is realized through an equity interest in Revolution and, potentially, through a continued ownership interest in some or all of the properties. We are pleased that Revolution will move the properties forward while our management team remains focused on the successful exploration, development and operation of our core assets in and around the century-old Timmins Gold Camp in Northern Ontario.”

Terms of Agreement

In order to acquire a 60% interest in the properties, which are divided into two property groups, Universo and Montaña de Oro (which includes the Montaña de Oro, Lluvia de Oro and La Bufa properties), Revolution will be required to issue to Lake Shore Gold common shares equal in number to 9.9% of Revolution’s issued and outstanding common shares on a date within five business days of entering into a formal agreement for the transaction, incur $35 million in expenditures on the Mexican properties by August 31, 2016 and, within 30 days of incurring $15 million in expenditures, issue to Lake Shore Gold $1 million in common shares of Revolution valued at a price per share equal to the volume weighted average trading price of the common shares of Revolution for the five trading days (the “5 Day VWAP Price”) ending on the trading date that is five trading days prior to the date of issuance of such common shares.

Revolution can acquire a 100% interest in either or both of Universo and Montaña de Oro property groups by completing the National Instrument (“NI”) 43-101 technical reports, and satisfying certain additional terms, as outlined below, on or before August 31, 2017.

(a)   With respect to Universo, by producing a NI 43-101 technical report showing an aggregate resource of all categories of at least 2,000,000 gold equivalent ounces and paying Lake Shore Gold $20 per ounce of resources defined in such report, in cash or in common shares of Revolution (at the election of Lake Shore Gold). Should the Company elect to receive common shares, the shares will be valued at a price per share equal to the 5 Day VWAP price ending on the trading date that is five trading days prior to the date of issuance of such common shares or, in the event shareholder approval is required for the issuance of such common shares, ending on the trading date that is 60 days prior to the date of issuance of such common shares.

(b)   With respect to the Montaña de Oro, Lluvia de Oro and La Bufa properties, collectively, by producing a NI 43-101 technical report showing an aggregate resource of all categories of at least 1,000,000 gold equivalent ounces, and paying Lake Shore Gold $20 per ounce of resources defined in such report in cash or in common shares of Revolution (at the election of Lake Shore Gold). Should the Company elect to receive common shares, the shares will be valued at a price per share equal to the 5 Day VWAP Price ending on the trading date that is five trading days prior to the date of issuance of such common shares or, in the event shareholder approval is required for the issuance of such common shares, ending on the trading date that is 60 days prior to the date of issuance of such common shares.

The option to acquire a 100% interest with respect to either the Universo or Montaña de Oro property groups may be exercised prior to the exercise of the option to acquire a 60% interest therein, provided that Revolution pays to Lake Shore Gold an amount equal to any expenditures under the 60% option not yet incurred by Revolution to the date of completion of the applicable technical report.

In the event Revolution acquires a 60% interest, but not a 100% interest, in respect of either property group, the Company and Revolution will enter into a joint venture with respect to such property group. The Company and Revolution will each have a right of first refusal on the transfer of the other party’s interest in the joint venture.

Lake Shore Gold will have the right to have one nominee of Lake Shore Gold appointed to the board of directors of Revolution following the execution of the formal agreement for the transaction.  The nomination right will continue during the period of Revolution’s option to acquire a 60% interest described above and subsequently so long as Lake Shore Gold holds at least 5% of the issued and outstanding common shares of Revolution.

The transaction is subject to standard conditions, including obtaining all necessary regulatory approvals and entering into a formal agreement (which Lake Shore Gold and Revolution have covenanted to use best efforts to enter into on or before October 31, 2011).

TD Securities Inc. has acted as financial advisor to Lake Shore Gold in connection with the strategic review process for the Mexican exploration portfolio.

Overview of Lake Shore Gold Mexican Assets

Universo

At over 315,000 hectares, the Universo Project lies within an extensive trend of significant precious and base metal mines and deposits.  The property adjoins the recent Camino Rojo gold discovery (Canplats Resources, recently purchased by Goldcorp) and Goldcorp’s giant Penasquito gold-silver-lead-zinc mine.  To the southeast of Universo, the Charcas mine is Grupo Mexico’s largest Ag-Pb-Zn-Au-Cu mine, with New Gold’s Cerro San Pedro mine located further south along the Trend.  Despite the property’s strategic location, limited modern exploration has been performed.

Montaña de Oro

The Montaña de Oro Project is located at the junction of the states of Sonora, Sinaloa and Chihuahua in northwestern Mexico. The 36,500 hectare Property is located 25 kilometres south of Coeur D’Alene’s newly-commissioned Palmarejo mine and 20 km north of Pan American Silver’s Alamo

Dorado mine, in addition to several other advanced precious metal projects.  To date, 17 areas of gold mineralization have been identified on the property, as well as four undrilled copper porphyry centers.

The section of the Montaña de Oro Project known as “La Violetta” is held under a 70%/30% joint venture relationship with a third party.

Lluvia de Oro

Lluvia de Oro is located 30 kilometres east of the Montaña de Oro Property and 20 kilometres west of Goldcorp’s El Sauzal gold mine. The Lluvia de Oro deposit produced between 1898 and 1915 and again in the early 1950’s.  Historic records indicate that approximately 100,000 tonnes was mined at an average production grade of 95 g/t Au and 865 g/t Ag.

La Bufa

La Bufa is located in south-western Chihuahua State. The Carmen deposit on the La Bufa Property produced approximately one million tonnes of ore grading 2.5% copper, 2.9 g/t Au and 2.8 g/t Ag between 1947 and 1958 from a vertical vein system developed on the property.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico.The Company’s common shares trade on the TSX under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com